                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. )*

                       Lone Star Steakhouse & Saloon, Inc.
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                       (Name of Subject Company (Issuer))

                       Lone Star Steakhouse & Saloon, Inc.
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 (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    542307103
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                      (CUSIP Number of Class of Securities)

                                   John White
                       Lone Star Steakhouse & Saloon, Inc.
                            Executive Vice President
                           224 East Douglas, Suite 700
                              Wichita, Kansas 67202
                                 (316) 264-8899
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                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:
                              Steven Wolosky, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky, LLP
                                 505 Park Avenue
                               New York, NY 10022
                                 (212) 755-1467

                            CALCULATION OF FILING FEE
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         Transaction
          Valuation*                              Amount of Filing Fee
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* Set forth the amount on which the filing  fee is  calculated  and state how it was determined.

/ /         Check the box if any part of the fee is offset as provided by Rule
            0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:                         Filing Party:
                        -----------------------               ------------------

Form or Registration No.:                       Date Filed:
                          ---------------------             --------------------

/X/         Check the box if the filing relates solely to preliminary
            communications made before the commencement of a tender offer.

            Check the appropriate boxes below to designate any transactions to which the statement relates:

            / /  third-party tender offer subject to Rule 14d-1.

            /X/  issuer tender offer subject to Rule 13e-4.

            / /  going-private transaction subject to Rule 13e-3.

            / /  amendment to Schedule 13D under Rule 13d-2.

            Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

For Immediate Release                    Contact:  Robert Solomon/John Henderson
                                                   (212)-843-8050/(212)-843-8054
Lone Star Steakhouse & Saloon, Inc.                                Nasdaq:  STAR

Wichita, Kansas                                                      May 9, 2002

             LONE STAR STEAKHOUSE & SALOON, INC. ANNOUNCES MODIFIED
             DUTCH AUCTION TENDER OFFER FOR UP TO 4 MILLION OF ITS
                                 COMMON SHARES

Lone Star  Steakhouse & Saloon,  Inc.  today  announced  that it will commence a
Modified  Dutch  Auction  tender offer for up to 4 million  shares of its common stock, representing approximately 16% of its currently outstanding shares. Under the terms of the tender  offer,  Lone Star will  invite  shareholders  to tender their shares at prices  specified by the  tendering  shareholders  at a purchase price not in excess of $22.50 nor less than $20.50 per share.  The tender  offer is expected to commence within the next week.

The funds  required for Lone Star to consummate  the tender offer will come from its available cash.

As previously reported, Lone Star retained UBS Warburg LLC to act as Lone Star's financial  advisor in  connection  with Lone Star's  consideration  of strategic alternatives.  After an extensive  process to seek potential  buyers involving a significant  commitment of management time and effort,  Lone Star entered into a non-binding Letter of Intent with Bruckmann,  Rosser, Sherrill & Co. LLC ("BRS")
with respect to the proposed  sale and merger of Lone Star for $20.50 per share.
However,  as announced on May 6, 2002, the parties were not able to agree on the terms of a definitive  agreement and the non-binding Letter of Intent expired on
May 4, 2002. As a result of these  developments,  the Board of Directors decided to pursue  alternatives to a sale of Lone Star and ultimately resolved that Lone
Star commence a Modified Dutch Auction tender offer.

Based  upon the  number of  shares  tendered  and the  prices  specified  by the tendering shareholders,  Lone Star will select a single per-share purchase price within the expected  price range to be paid for shares which have been  tendered at or below the selected price. If the offer is over-subscribed,  shares will be purchased first from shareholders owning fewer than 100 shares and tendering all of such shares at or below the purchase  price  determined by Lone
Star and then from all other shares  tendered at or below such purchase price on a pro rata basis.  Lone Star  reserves the right to purchase more than 4 million shares. The tender offer will not be conditioned on any minimum number of shares being tendered.

A complete  description  of the terms and conditions of the tender offer will be set forth in Lone Star's Offer to Purchase. Subject to applicable law, Lone Star may, in its sole discretion,  waive any condition applicable to the tender offer or extend or terminate or otherwise amend the tender offer.

Lone Star has also agreed to purchase  from Jamie B.  Coulter,  Chief  Executive
Officer of Lone Star, up to a number of shares so that Mr. Coulter will have the same percentage  ownership of outstanding  shares of Lone Star immediately after the closing of the tender offer that he currently owns,  subject to the same pro rata reduction as other shareholders if the tender offer is oversubscribed.  Mr.
Coulter  currently owns 2,395,393  outstanding  shares or approximately  9.7% of
Lone Star's  outstanding  shares. As a result of this transaction,  and assuming the tender offer is fully subscribed, Lone Star will have purchased an aggregate of approximately 18% of its outstanding shares of common stock.

Neither  Lone Star nor its Board of Directors  is making any  recommendation  to shareholders  as to whether to tender or refrain from tendering  their shares or as to the purchase price of any tender.  Each  shareholder  must make his or her own  decision  whether to tender  shares and, if so, how many shares and at what price or prices shares should be tendered.

SHAREHOLDERS  SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND RELATED  MATERIALS
WHEN THEY BECOME  AVAILABLE  BECAUSE  THEY WILL CONTAIN  IMPORTANT  INFORMATION,
INCLUDING  VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER.  SHAREHOLDERS WILL BE
ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FREE AT THE SEC'S WEB
SITE AT WWW.SEC.GOV OR FROM THE INFORMATION  AGENT,  INNISFREE M&A  INCORPORATED
(888-750-5834).  SHAREHOLDERS  ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR
TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

Lone Star  Steakhouse & Saloon,  Inc.  owns and operates a chain of 249 domestic and 25 international Lone Star Steakhouse & Saloon restaurants. The Company also owns and  operates 5 Del Frisco's  Double  Eagle Steak Houses and 15  Sullivan's
Steakhouses.

This  press  release  contains  certain  forward-looking  statements  within the meaning of Section 27A of the  Securities  Act of 1933, as amended,  and Section
21E of the  Securities  Exchange Act of 1934,  as amended.  Although the Company believes the assumptions  underlying the  forward-looking  statements  contained herein,  including the development plans of the Company, are reasonable,  any of the assumptions  could be inaccurate,  and therefore,  there can be no assurance that the forward-looking statements contained in the press release will prove to
be   accurate.   In  light  of   significant   uncertainties   inherent  in  the
forward-looking  statements  included herein,  the inclusion of such information should not be regarded as a  representation  by the Company or any other  person that the objectives and plans of the Company will be achieved.